Exhibit 99.1

Absolute Software Reports Annual Shareholders Meeting Voting Results

VANCOUVER, British Columbia & SAN JOSE, Calif. – (BUSINESS WIRE) – December 7, 2022 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced that at its annual general meeting of shareholders held on December 7, 2022 (the “Meeting”) each of the seven nominees listed below, and discussed further in Absolute’s management information circular dated October 25, 2022 (the “Circular”), were elected as directors.

The voting results for each director are as follows:

	For	%
Lynn Atchison	23,533,401	90.97%
Andre Mintz	24,626,607	95.20%
Gregory Monahan	17,668,929	68.30%
Daniel Ryan	23,378,289	90.38%
Salvatore Visca	23,252,926	89.89%
Gerhard Watzinger	22,640,211	87.52%
Christy Wyatt	25,729,040	99.46%

Additional voting results from the Meeting include:

•	Absolute’s shareholders voted in favour of setting the number of directors at seven; and

•	Absolute’s shareholders voted in favour of the re-appointment of Deloitte LLP as Absolute’s auditor.

Detailed voting results for the Meeting will be posted under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by 18,000 customers, G2 recognized Absolute as a leader for the eleventh consecutive quarter in the Fall 2022 Grid® Report for Endpoint Management and as a high performer in the Grid Report for Zero Trust Networking.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Contacts

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760